

Executive Summary

Contact
Shawn Tacey, CEO
shawn@ourmayberry.com

Industry
- e-Commerce Communities
- Digital Cause Marketing
- Digital Mobile Payment Systems

Status
Launched and generating revenue as of: 4/1/2020.
Northwest-based.

Technology
Multi-Platform Progressive Web Application

Intellectual Property
Trademark & Copyrights

Key Partner
Pro-Pay
Global Payments Company

Bank
Wells Fargo

Version: 06/20/20

PROBLEM/OPPORTUNITY

Would you be more inclined to purchase an item or service online or in person if you knew that a portion of the purchase price was destined to a cause or charity you choose? Nearly 2/3 of customers answer "yes" to this question, 13% more in 2018 than 2017. This is a worldwide phenomenon.[1]



Nearly 2 in 3 Now Belief-Driven Buyers
Do you choose, switch, avoid or boycott a brand based on its stand on societal issues? (Percent in each segment)
2017
2018
49
25
26
+13 pts
36
34
30
SPECTATORS
Rarely buy on belief or punish brands for taking a stand
JOINERS
Depending on the issue and the brand, they will change their buying behavior based on the brand's stand
LEADERS
Have strongly held, passionate beliefs. The brands they buy are one important way they express those beliefs
64%
BELIEF-DRIVEN BUYERS
Source: 2018 Edelman Earned Brand. Belief-driven buying segments. 8-market average.
See Technical Appendix for a full explanation of how belief-driven buying was measured.
9

Our Mayberry meets this growing demand with the world's first Cause Based eCommerce platform that connects consumers with (1) causes and (2) businesses that align with their values and facilitates adding a charitable layer to any transaction, allowing anyone to sell existing products or services with a contribution attached, adding meaningful value to the purchase for the consumer. Using the Our Mayberry app, causes can easily create online communities of belief driven buyers and supporting businesses, with full e-commerce functionality and transparency, accountability, and visualization tools for causes, buyers, and businesses. Belief driven buyers are also free to shop in the Our Mayberry general product and services section and buy from any businesses that have committed to supporting the buyer's favorite causes.

The economically inclusive ecommerce community empowered by Our Mayberry serves all types of belief-driven buyers, businesses, and causes wherever located, allowing each cause and its supporters to invite their favorite businesses to join together in creating their own local marketplaces to fund solutions for their local communities.

We believe this is the final evolution of the consumer/business relationship online and offline. To date, online buying and advertising has been driven and controlled by online monoliths, who seek to control and direct consumers by monitoring their every move on the Web and harvesting the data for sale to any and all who will pay them. But consumers are getting tired of that. They want more from transactions than a simple economic exchange, with 84% believing it important that companies support charitable causes, 65% thinking that companies have a responsibility to their local communities, and 50% saying they'd switch where they do business to support these values[2].

Helping consumers ensure their purchases make a difference is at the core of Our Mayberry, while connecting them to new causes, and opportunities to shop, give, and volunteer. A consumer active in our marketplace is not there as a result of a targeted ad, but because they are connected to an individual or a cause who has asked for their support, which they can easily begin supporting in the course of their day, as they buy their groceries, get coffee, or eat out with friends.

[1] Nearly 2 in 3 Now Belief-Driven Buyers – 2018 Edelman Earned Brand.
[2] Mintel Press - 2017

> **The result is an organized, powerful army of consumers motivated to purchase from participating businesses. Causes transform disaggregated, limited, and inefficient fundraising methods into a consistent and sustainable flow of funds. Businesses trade lead generation for instant and scalable access to new, passionate, belief-driven buyers.**

TEAM/RELEVANT EXPERIENCE

Chairman, CEO, President & Founder: **Shawn Tacey, JD**. *CTO & Co-Founder:* **Chris Nakea**. *COO:* **Lee Brillhart, JD**. *CFO:* TBD. *Director of Campaign Support & Co-Founder:* **Jack Kindred, JD**. *VP-Business Development:* TBD. *VP-Sales/Marketing:* TBD. *Key Advisors:* **Sharon Purcell**, **Marcus Trufant**, **Brian Baldridge**, **Tina Schaaf, Paul Woodhull, Dan Kristiansen.** Experience: *Microsoft, Amazon, NFL, General Electric, Expedia, US Senate, WA State Legislature, multiple fast growth companies, wide range of community causes.*

REVENUE MODEL

Our Mayberry DOES NOT share in any funds raised for causes. Revenue sources: 1) businesses who pay a modest service fee; 2) fees for special product offerings; 3) fees for preferred placement in business search lists; 4) charities who pay a modest fee for advanced campaign management tools; 5) a share of credit/debit transaction fees; and, 6) delivering other value-added services.

EXECUTION PLAN/GO TO MARKET STRATEGY

Anticipating a broad introduction in multiple markets across the country, Our Mayberry soft-launched in April, 2020 with selected businesses and charities to identify and fix user experience and other problems, which has been a primary focus of the management team and our advisors since then. We are now ready to scale.

Our Mayberry will distinguish itself in the market not just with our unique, cause-based commerce platform, but with numerous benefits we offer to consumers, merchants, and charities. In particular, we will be driving forward stressing two key value propositions, which have been amplified as communities reel from the impact of Covid-19 lockdowns.

Contactless Payments: Transactions on Our Mayberry are accomplished through a unique digital payments system that automatically divides each sale amount into the percentage paid to the selected charity directly and the remaining amount paid directly to the selling merchant. Our payment processing partner has agreed to a transaction fee that is less than any other national payment processor for card not present/online purchase transactions. Businesses and charities using Our Mayberry to display and sell products and services will save instantly on their credit card processing fees. And particularly important now, all payments are digital, even for "in store" or scheduled pickups, and require no physical handling of a credit card or even proximity to a payment terminal. This clearly distinguishes our approach from, for example, Apple Pay or "contactless" cards, which still must be held within about 4 centimeters of a terminal.

We have christened our novel payment system "PayBerry."™ PayBerry is consumer friendly and easy-to-use, enabling payments for remote purchases online and mobile payments at the point of purchase or delivery. With PayBerry, you can schedule and pickup your restaurant meal order or any advance purchase. All money transfers happen in the background, and are made in parallel to merchant payment card systems. PayBerry will help drive consumers to buy products and services on the Our Mayberry platform, because it inherently and seamlessly supports their desire to ensure every purchase reflects their values and helps the causes that matter to them.

Reopening Local Economies:

In March, we had planned a major series of events in Sioux Falls, SD to sign up local businesses and consumers in support of an iconic local nonprofit theater and other local charities going forward. The national Covid-19 emergency stopped that, but the local enthusiasm for Our Mayberry is unabated. We have now scheduled substitute digital events in July, and will be adding a similar event in Vashon, WA. In those events, we will celebrate their digital re-opening, empowered by Our Mayberry. As the only cause-based digital commerce and payments platform designed specifically to connect local businesses and nonprofits, Our Mayberry is perfectly positioned to help support local communities as they reopen and emerge from lockdown.

While major community events are traditionally in person, that's not possible now and we are planning virtual events for this initiative. Using Sioux Falls as an example, to drive attendance at the digital event Our Mayberry will leverage the preference for event postings by the Facebook algorithm to promote this event in a highly targeted way very inexpensively. With the support of the Downtown Sioux Falls organization, we will be targeting all businesses (approximately 5,000) within 50 miles of the city, posting to their Facebook feed 3-4 times per week, followed by a consumer-focused campaign targeting 90,000 active Facebook users who live within 20 miles of downtown. In each case, we will be highlighting a virtual celebration at which local business and nonprofit leaders will introduce Our Mayberry and we will explain how Our

Mayberry can help the city adopt cause-based commerce broadly to benefit the entire community. We expect to use this as a template for subsequent, similar efforts in multiple communities.

In addition, to support our marketing efforts generally, we have launched a companion Talk Our Mayberry promotional website that includes the Our Local Heroes podcast, blogs that promote local heroes selflessly working to solve problems in our local communities, and content directed at educating, equipping, and encouraging civic participants.

EXIT

Our Mayberry is built on the premise of economic inclusiveness and community engagement and will build value by attracting a large number of small businesses in the United States and around the world who want to benefit from partnerships with charities who will drive belief-driven buyers to them. We expect that within three years we will be increasingly attractive to a range of technology companies that covet small business customers and project that we will then be presented with increasingly attractive purchase proposals.

CURRENT TRACTION – as of July 1, 2020

We launched on April 1, 2020, with support from Rotary International and participation of causes and businesses in WA and SD, including the Sioux Empire Community Theater (Sioux Falls, SD) and The Trufant Family Foundation (Tacoma, WA), founded by former NFL star and community philanthropist, Marcus Trufant, which collectively represent more than 250,000 consumers being directed to the businesses who have signed up. We have a signed agreement with the Pasco Chamber of Commerce and are actively re-engaging with businesses who had expressed early interest in a pilot that we chose not to undertake (we decided prior to the pilot to engage with a payment processing partner better able to support our business model). **Note that the vast majority of participants were alerted to the launch by word-of-mouth, not Our Mayberry marketing.**



COMPETITION

Our Mayberry enables *transaction-based fundraising* that generates $ for local causes through normal consumer spending, which totals $36B/day in the U.S. Unlike all our competitors, we link local cause supporters to local businesses and support both online and in-store purchases, using competitions and other gaming techniques to increase engagement. Also, unlike our competitors, we support any cause, any business, and every consumer and, by handling all aspects of the consumer financial transaction, assure consistent and transparent financial management and prompt payments to the participants.

Group Raise: Software to promote and organize restaurant fundraisers at a specific date and time. They charge either a per event fee or monthly fee to participating restaurants. In contrast, Our Mayberry is available 24/7/365 for online and in person transactions. And, unlike Group Raise, transaction-based donations are sent directly to charities at the time of the purchase, not an indeterminate amount of time later.

iGive: Online marketplace of stores that agree to donate a set percentage of sales to registered charities. The site is free to charities and earns revenue from participating businesses. Contributions are not automatic and require substantial backend administration. Does not include small, local businesses and is limited to sellers of goods, not services.

FlipGive: Team-focused affiliate marketing website that enables groups to raise money through purchases from large retailers and brands, not local businesses. While FlipGive charges a 6% administrative processing fee for donations, it is a fundamental Our Mayberry value that no charity is ever charged a fee to receive a contribution.

Shop & Support: Affiliate marketing donation site that has a limited number of medium and large affiliated retailers. The site is free for charities, but the process and timing of donations is not transparent, and no service businesses are included.

Amazon Smile: Demonstrates the power of cause-based commerce, even though donations are limited to only 0.5% of a given transaction (the Our Mayberry minimum is 1%) and, as with other competitors, no services providers (like law firms) participate. And, Amazon does not support digital wallet transactions for businesses like restaurants, who need a better way to handle money in a world where social distancing is required.



REVENUE PROJECTIONS

NOTE: THESE ARE FORWARD LOOKING FIGURES THAT CANNOT BE GUARANTEED.

Summary of Projections ($$ in Millions)

	2020	2021	2022	2023	2024
Revenues	$0.03	$1.78	$13.72	$37.55	$73.35
COGS	$0.00	$0.16	$1.10	$3.00	$5.87
Expenses	$0.75	$4.58	$10.64	$18.15	$28.17
EBITDA	($0.72)	($2.97)	$1.98	$16.40	$39.30
Investment Received	$5.7	$15.0	$0.0	$0.0	$0.0
Transactions Volume	$3	$126	$714	$1,823	$3,352
Business Customers (EOY)	464	10,853	34,073	76,749	122,884
Market Share (Based on 6.8M SMB)	0.01%	0.16%	0.50%	1.13%	1.81%
Employees (EOY)	14	36	62	74	99
Avg. Rev. Per Employee (EOY)*	$2	$49	$221	$507	$741
*(Thousands)					

INVESTMENT TERMS

Our Mayberry is seeking to complete a convertible note financing round, with $1,O70,000 remaining. Note terms: 8% interest, 20% conversion discount, $10M cap. Option pool: 15%.

HIGH PERFORMANCE TECHNOLOGY





